Filed Pursuant to Rule 253(g)(2)
File No. 024-12440

Offering Circular Supplement No. 5 to Offering Circular dated July 31, 2024

RETICULATE MICRO, INC.

3255 Bayside Lakes Blvd., Suite 106

Palm Bay, FL 32909

888-528-2677

www.reticulate.io

This Offering Circular Supplement No. 5 (“Offering Circular Supplement No. 5”) relates to the Offering Circular of Reticulate Micro, Inc., a Nevada corporation (the “Company”), dated July 31, 2024 (the “Offering Circular”), filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 253(g)(2) under the Securities Act of 1933, as amended. Capitalized terms used in this Offering Circular Supplement No. 5 and not otherwise defined herein have the meanings specified in the Offering Circular.

This Offering Circular Supplement No. 5 is being filed to include the information in our Current Report on Form 1-U which was furnished to the SEC on December 3, 2024.

This Offering Circular Supplement No. 5 should be read in conjunction with the Offering Circular and Offering Circular Supplement No. 1 filed with the SEC on August 5, 2024, Offering Circular Supplement No. 2 filed with the SEC on October 11, 2024, Offering Circular Supplement No. 3 filed with the SEC on October 28, 2024, and Offering Circular Supplement No. 4 filed with the SEC on December 2, 2024 (together, the “Prior Supplements”) and is qualified by reference to the Offering Circular and the Prior Supplements, except to the extent that the information in this Offering Circular Supplement No. 5 supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and Prior Supplements.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Offering Circular Supplement No. 5 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offering Circular Supplement No. 5 is December 3, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 26, 2024

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3255 Bayside Lakes Blvd., Suite 106 Palm Bay, FL 32909
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9.	Other Events

Joint Venture Term Sheet with K2E Endeavor DMCC

On November 26, 2024, the Company entered into a binding term sheet with K2E Endeavor DMCC (“K2E”) and the owners of K2E to establish a joint venture between the Company and K2E to create an investment grade operating company that can raise capital and develop a solution to address Telecommunications Data Transfer issues. A copy of the Term Sheet is attached hereto as Exhibit 6.1 and is incorporated herein by reference.

On December 3, 2024, the Company issued a press release relating to the joint venture signed term sheet with K2E. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
6.1	Term Sheet by and Among Reticulate Micro, Inc. K2E Endeavor DMCC (K2E) and the Owners of K2E dated November 26, 2024
99.1	Press Release dated December 3, 2024 (K2E Term Sheet)

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2024	RETICULATE MICRO, INC.

/s/ Andrew Sheppard
	Name:	Andrew Sheppard
	Title:	Chief Executive Officer

3

Exhibit 6.1

888-528-2677

www.reticulate.io

MX Joint Venture
Summary of Principal Terms

This Term Sheet (this “Term Sheet”) sets forth certain binding proposed terms with respect to a joint venture between Reticulate Micro, Inc., a Nevada corporation (“RM”), the owners of K2E (as defined below) that are executing this Term Sheet (the “K2E Owners”) and K2 Endeavor DMCC (“K2E”), a UAE Free Trade Zone entity, having its principal place of business at Reef Tower, Cluster O, Jumeirah Lake Towers, Dubai, UAE.

Parties	RM, K2E Owners and K2E.

Each of the parties named above is referred to individually as a “Party” and, collectively, the “Parties.”

Restructure K2E	The Parties will rename and as necessary restructure K2E into a joint venture company (the “Joint Venture Company”) to be called RMX. The Parties will also modify the Joint Venture Company’s trade license so that it is suitable for the Joint Venture Purpose (as defined below) and add a representative of RM to the bank account for the Joint Venture Company and take such other actions as may be necessary to effectuate the Joint Venture Purpose.

The Parties will use commercially reasonable efforts to prepare marketing materials for the Joint Venture Company, develop its brand, create a website and develop supporting documentation such as whitepapers, etc. The Parties will also use commercially reasonable efforts to create an investor presentation and related materials to facilitate capital raising.

Purpose	The Joint Venture Company would be organized for the purpose of leveraging the strengths of each of RM and the K2E Owners and to create an investment grade operating company that can raise capital and develop a solution to address Telecommunication Data Transfer issues (the “Joint Venture Purpose”), and all other activities that are necessary in furtherance of the Joint Venture Purpose. The Joint Venture Company would not engage in any other activity without the prior written consent of RM which shall not be unreasonably withheld. Other activity shall be defined as commercial applications excluding military and defense.

Obligations of the Parties	The Joint Venture Agreement shall specify the obligations of each Party as follows:

The K2E Owners will be responsible for sales, marketing, customer relations, and UAE-based administration. The K2E Owners will also be primarily responsible for raising capital and managing investor introductions and relations.

3255 Bayside Lakes Blvd.

Suite 106

Palm Bay, FL 32909

RM will be responsible for providing to the Joint Venture Company an exclusive, perpetual, and royalty-free worldwide license (the “RM License”) to use RM’s technology in order to resolve cellular network tower densification issues. The RM License provides the Joint Venture Company with a proprietary platform, an asset, which will evolve and improve over time. RM will also manage the development and technical implementation of the technology and provide customer technical support and oversee financial operations, ensuring full transparency. As RM is a publicly listed company, financials for the Joint Venture Company will be subject to PCAOB audits.

Prospects and Sales	All prospects, sales, or business opportunities identified or generated in connection with the activities of the Joint Venture Company shall inure exclusively to the benefit of the Joint Venture Company. None of the Parties shall, directly or indirectly, appropriate or divert any such prospects, sales, or business opportunities for their own benefit or for the benefit of any third party, unless expressly authorized in writing by the Joint Venture Company or agreed upon by all Parties.

Term	The term of joint venture would be indefinite, unless terminated earlier in accordance with the definitive written agreement governing the joint venture to be signed by the Parties no later than December 31, 2024 (the “Joint Venture Agreement”).

Business Plan	Each year the Parties will agree on a written business plan (the “Business Plan”) for the operation of joint venture. The first business plan will cover the fiscal year ending December 31, 2025, and will be in place on or before the Joint Venture Agreement is entered into.

Initial Capital Contribution and Ownership	The K2E Owners will cause K2E to issue to RM a number of shares of its capital stock such that RM will become a 50% owner of K2E. The Parties will make the following contributions in exchange for their equity ownership.

Name	Contribution	Ownership Interest

RM	RM will grant to the Joint	50%
	Venture Company the
	RM License

K2E Owners	Intellectual Property,	50%
	Business Process and Deal Flow

No Additional Capital Contributions	The Parties would not be obligated to make any additional capital contributions.

Distributions	Distributions would be made to the Parties as determined by the board of directors (the “Board”) of the Joint Venture Company; provided, however, that customary tax distributions will be mandatory.

Management	The Joint Venture Company would be managed by the Board, which will consist of three directors. RM will have the right to appoint one director (initially Michael Chermak). K2E Owners shall have the right to appoint one director (initially Karl Kit). At the time that a significant investment is made by an outside third party in the Joint Venture Company, such third party will have the right to appoint a third director. The Board would make all decisions with respect to the Joint Venture Company. All decisions would require a majority vote of all directors, not just of those in attendance at a meeting. The Board would meet at least quarterly. Each director would be entitled to one vote on all matters to be voted upon by the Board. Any director would be entitled to call a special meeting of the Board. The Board shall be elected annually with Parties having appointment rights as specified above.

Management will be required to present to the Board for approval a yearly budget to be included in the annual Business Plan. This budget shall include but not be limited to salaries and main expenses. This budget may be adjusted as needed on a quarterly basis by the Board based upon factors such as Company performance relative to budget.

Board approval and a supermajority vote of the shareholders (66%) (a “Supermajority Vote”) would be required to:

	●	establish or modify the Joint Venture Purpose;

	●	establish or modify the Business Plan;

	●	amend the Joint Venture Company’s constituent instruments (i.e., certificate of incorporation, bylaws);

	●	appoint and enter into employment agreements with the officers;

	●	consummate transactions or otherwise make expenditures outside the ordinary course of business;

	●	acquire or divest a business or merge or consolidate with any other entity;

	●	make material loans, borrow material sums, grant secmity interests, or guaranty the debt of third parties;

	●	approve transactions or other arrangements between or involving the Joint Venture Company and any Party or affiliate thereof;

●	raise capital from the Parties or from third parties;

●	make any distributions to the Parties or repurchase any equity of the Parties except for repurchases from officers, directors, employees, or consultants pursuant to an existing contract that allows for such repurchase upon the cessation of their employment);

●	appoint or change public accountants;

●	admit new Parties to the Joint Venture Company; or

●	liquidate, dissolve, wind up or file voluntary bankruptcy proceedings with respect to the Joint Venture Company.

Officers	The day-to-day operations of the Joint Venture Company would be run by a chief executive officer appointed by the Board. The Board would also appoint a chief financial officer.

The Officers of the Joint Venture Company would be as follows:

Michael Chermak	Chairman
Karl Kit	Chief Executive Officer and President
Maxwell Kit	Chief Operating Officer and Secretary
Amit Shrestha	Chief Financial Officer and Treasurer

Deadlock Events	If a Supermajority Vote is not obtained when required as provided above and the matter is unresolved for a period of 180 days, a deadlock would be deemed to exist (a “Deadlock”). Upon the occurrence of a Deadlock, the Parties would be required to first seek resolution through management conciliation procedures, and if such procedures do not lead to a resolution either Party would have the right to:

●	submit the matter to binding arbitration; or

●	exercise the Buy-Sell Option set forth below.

Buy-Sell Option	Under a Deadlock, each Party would have the right to exercise a buy-sell option (the “Buy-Sell Option”), whereby the exercising Party would request an appraisal of the Joint Venture Company to be determined by an appraiser selected by such exercising Party and consented to by the Board. Any such payment to the exercising Party would be made over a period of three years and evidenced by a promissory note that bears interest at a rate of 8% per annum.

Restrictions on Transfer	Neither Party may sell, assign, encumber or otherwise transfer (collectively, a “Transfer”) its equity interest in the Joint Venture Company unless in compliance with a typical right of first refusal which gives the Company and then each shareholder the right to acquire the shares being transferred.

Access to Information	Each Party will be provided customary inspection rights as well as rights to periodic financial and tax information regarding the Joint Venture Company.

Expenses	Each Party will bear its own expenses incurred in connection with pursuing or consummating the joint venture, including any broker’s or finder’s fees and all fees and expenses of its directors, officers, employees, agents, consultants, advisors, legal counsel or accountants.

Confidentiality	Except as otherwise required by applicable law, each of the Parties will treat and hold as confidential all of the other Party’s Confidential Information (as defined below), refrain from disclosing any of the Confidential Information except in connection with the transactions contemplated hereby, and deliver promptly to the other Party or destroy, at the request and option of the other Party, all tangible embodiments (and all copies) of the other Party’s Confidential Information which are in its possession.

Notwithstanding the foregoing, either Party may disclose the other Party’s Confidential Information to its employees, directors, attorneys, accountants, investors or prospective investors and other representatives who have a need to know such Confidential Information in order to enable the disclosing Party to use such Confidential Information for purposes permitted in this summary of terms provided such representatives agree to be bound to use and disclose such Confidential Information for no other purpose. Each Party shall take such steps as are required to ensure the confidentiality of Confidential Information used by its representatives, which steps must at a minimum be reasonable steps. Each Party will be liable for breaches of this confidentiality provision by any of its representatives.

For purposes of this summary of terms, “Confidential Information” means with respect to a Party, any information concerning the organization, business or finances of such Party, or of any third party that such Party is under an obligation to keep confidential that is maintained by such Party as confidential, and that is not available to the Party from public or other sources. Confidential Information includes, without limitation, trade secrets, processes, techniques, algorithms, programs, designs, drawings, formulae, models, inventions, discoveries or developments, or any information or data relating to the disclosing Party’s research projects, work in process, future development efforts, manufacturing, marketing, servicing, financing, present or future products or services, sales, suppliers, customers, employees, investors or business, whether in oral, written, graphic or electronic form.

Confidential Information shall not include any information that: (i) is or subsequently becomes publicly available without the receiving Party’s breach of any obligation owed to the disclosing Party; (ii) became known to a receiving Party prior disclosure of such information by a disclosing Party; (iii) became known to receiving Party from a source other than disclosing Party other than by the breach of an obligation of confidentiality owed to disclosing Party; or (iv) is independently developed by receiving Party without access to the disclosing Party’s information.

Exclusivity	In consideration of the substantial investment of time and resources that all Parties will make in connection with its efforts hereunder to negotiate the definitive agreements contemplated by this Term Sheet, all Parties agree, that, for a period commencing on the date of execution of this summary of terms and ending on the ninetieth (90th) day following the date hereof (the “Exclusivity Period”), all Parties shall not and all Parties shall cause its employees, affiliates, directors, and representatives not to, directly or indirectly, initiate, negotiate, or hold any discussions or enter into any understanding or agreement with, any Party other than each other with respect to any Competitive Transaction (as defined below). To the extent such discussions or negotiations are on-going, they will be terminated. In addition, all Parties agree to immediately communicate to the other the terms of any proposal relating to a Competitive Transaction received directly, or indirectly by its employees, directors, or representatives during the Exclusivity Period. For purposes of this summary of terms, a “Competitive Transaction” is a transaction involving, directly or indirectly, (i) the formation of a joint venture, business combination or similar event within the field and territory having a purpose similar to the Joint Venture Purpose, or (ii) the taking any other action that is inconsistent with the implementation of this Term Sheet.

Arbitration	The Parties agree that any dispute regarding this Term Sheet or dispute over the final terms and conditions of the Joint Venture Agreement will be settled by binding arbitration according to the rules of the American Arbitration Association (the “AAA”) conducted in St. Louis, Missouri by the AAA. The Parties agree to expedite the necessary arbitration as quickly as the rules of the AAA permit. The parties agree to mutually select the arbitrator or will promptly notify the AAA they are unable to agree, and the AAA will select an arbitrator with 20 plus years of experience in complex commercial joint ventures, mergers and acquisitions. The Parties agree to follow and implement the final ruling of the arbitrator without recourse to an appeal or the necessity of the prevailing Party having to file the ruling with the circuit court to have the ruling converted into a final judgment. This provision is a material consideration in the Parties entering into this agreement.

Binding Provisions: Governing Law	The Parties acknowledge the binding nature of this binding Term Sheet and agree to be bound by the terms of this binding Term Sheet.

This summary of terms shall be governed by the internal laws of the State of New York.

888-528-2677

www.reticulate.io

The Parties have executed and delivered this Term Sheet as of November 26, 2024.

Reticulate Micro, Inc.

By:	/s/ Michael Chermak
	Name:	Michael Chermak
	Title:	Executive Chairman

K2 Endeavor Dmcc

By:	/s/ Karl Kit
	Name: Title:	Karl Kit Managing Director

K2e Owners:

/s/Karl Kit
Name:	Karl Kit

/s/ Maxwell Kit
Name:	Maxwell Kit

Name:

3255 Bayside Lakes Blvd.

Suite 106

Palm Bay, FL 32909

Exhibit 99.1

Reticulate Micro Partners with K2 Endeavor to Revolutionize Commercial Data Compression Technology Services

Palm Bay, FL — December 3, 2024 — Reticulate Micro, Inc.,

The telecommunications industry welcomes a transformative new player, RMX, formed through the strategic partnership between Reticulate Micro and K2 Endeavor. This collaboration combines Reticulate Micro’s advanced military-grade compression technology expertise with K2 Endeavor’s 30-year legacy in value-added telecom services, creating a company, we believe, uniquely positioned to redefine data compression and connectivity solutions for commercial markets.

RMX’s launch marks the introduction of a revolutionary data compression technology that has proven success in military applications. By merging Reticulate Micro’s military-grade innovations with K2 Endeavor’s deep market knowledge and service delivery capabilities, RMX is set to provide unparalleled performance, efficiency, and scalability.

“RMX represents the synergy of two pioneers,” said Karl Kit, CEO of RMX. “By uniting Reticulate Micro’s technical superiority with K2 Endeavor’s extensive market expertise, we’re introducing a commercial solution that, in my opinion, will reshape how data is compressed, transmitted, and utilized across industries.”

The new compression technology, scheduled to launch in [1st Quarter] 2025, offers organizations the tools to reduce costs, enhance bandwidth efficiency, and deliver superior data streaming performance. This innovation is poised to address the surging global demand for faster, more efficient data solutions.

“This partnership marks a defining moment for Reticulate Micro,” said Andrew Sheppard, CEO of Reticulate Micro. “By combining our proven compression technology with K2 Endeavor’s expertise in the telecommunications sector, we believe, we are creating a game-changing solution that will redefine data efficiency and connectivity in the commercial sector.”

About Reticulate Micro

Reticulate Micro, Inc., headquartered in Palm Bay, Florida, is a video technology company focused on addressing the world’s growing crisis in video data transmission and storage. Through its proprietary VAST (Video Adaptive Systems Technology) platform, Reticulate is aiming to transform how organizations capture, transmit, store and share visual data. The Company’s battle-tested technology, proven in military applications, reduces video bandwidth, storage, and power consumption by up to 50% while maintaining quality across any network or hardware platform. From defense to AI and enterprise applications, Reticulate endeavors to redefine how organizations handle the growing demands of video data worldwide.

About K2 Endeavor

K2 Endeavor DMCC headquartered in Dubai, UAE is a recognized VAS (Valued Added Services) provider to the global telecommunications industry with a legacy spanning over 30 years. Renowned for its expertise in delivering VAS and managed solutions, the company has played an important role in introducing innovative services to telecommunication companies throughout the World. With a commitment to innovation, K2 Endeavor specializes in integrating cutting-edge technologies to meet the evolving demands of the digital era, empowering businesses with scalable, secure, and cost-effective solutions. Its extensive experience and customer-focused approach position K2 Endeavor as a trusted leader in telecommunications and beyond.

Cautionary Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements that are subject to various risks and uncertainties. In addition, our representatives or we may make forward-looking statements orally or in writing from time to time. We base these forward-looking statements on our expectations and projections about future events, which we derive from the available information. Such forward-looking statements relate to future events or our future performance, including our financial performance and projections, revenue and earnings growth, and business prospects and opportunities. You can identify forward-looking statements by those that are not historical facts, particularly those that use terminology such as “intends,” “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Although the Company believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are contained, and the Company does not undertake any duty to update any forward-looking statements except as may be required by law.

Important Notice the Regarding Our Regulation A Offering

An offering statement regarding our offering of units consisting of one share of class A common stock and a warrant to purchase one share of class A common stock has been filed with the SEC. The SEC has qualified that offering statement, which means that Reticulate Micro may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement through this link.

Investing in a public offering like our Regulation A offering is subject to unique risks, tolerance for volatility, and potential loss of your investment, that investors should be aware of prior to making an investment decision. Please carefully review the risk factors contained in the offering circular for this offering. For more information about Regulation A offerings, including the unique risks associated with these types of offerings, please click on the SEC’s Investor Alert.

Neither this document nor any of its content constitutes an offer to sell, solicitation of an offer to buy or a recommendation for any security by Reticulate Micro or any third party. The content of this document is provided for general information purposes only and is not intended to solicit the purchase of securities or to be used as investment, legal or tax advice. A securities offering by Reticulate Micro is only being made pursuant to the offering circular described above. The content of this document is qualified in its entirety by such offering circular. Prospective investors are urged to consult with their own, investment, legal and tax advisors prior to making any investment in Reticulate Micro.

Contact:

Media:

Reticulate Micro Media Relations
media@reticulate.io

Investor Relations:

Reticulate Micro Investor Relations
ir@reticulate.io